04035122

RECEIVED
2004 JUL -1 A 9:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LRP Landesbank Rheinland-Pfalz

55098 Mainz
Telefon (0 61 31) 13-01
Internet: www.lrp.de
E-Mail: LRP@LRP.de
BLZ 550 500 00

Securities and Exchange Commission
Division of Corporate Finance
Room 3099 (3-7)
450 Fifth Street
Washington, DC 20549
USA

SUPPL

Ihr Gesprächspartner
Desmond Fennell

Ihre Zeichen	Telefon (0 61 31)	13-3314	Datum	16 June 2004
Unsere Zeichen	Telefax (0 61 31)	13-3630	E-Mail	desmond.fennell@lrp.de

LRP EUR 1 bn 3.50% Global Public Sector Pfandbriefe
Rule 12g3-2(b); File No. 82-4930

Dear Sirs,

Please find enclosed, the prospectus pursuant to § 38 Stock Exchange Admission Regulation for the admission of the following issue:

Issuer:	Landesbank Rheinland-Pfalz -Girozentrale-, Mainz
Type of Securities:	3.50% Global Public Sector Pfandbriefe (due 2009)
Nominal Amount:	EUR 1,000,000,000.--
Series:	607
German Securities Code/: ISIN	LRP0UA / DE000LRP0UA5

The issue is included in the official listing on the Frankfurt Stock Exchange. The prospectus was published in the "Börsen Zeitung" No. 111, on 12 June 2004.

Should you have any questions, please do not hesitate to contact us.

Landesbank Rheinland-Pfalz
- Girozentrale -

Frank Parensen Desmond Fennell

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

dlw 7/2

Encl.

dsf/ SEC Jumbo Brief.doc

LANDESBANK RHEINLAND-PFALZ
Girozentrale Mainz

prospectus according to § 38 Stock Exchange Admission Regulation for the admission of the following securities issue of
Landesbank Rheinland-Pfalz - Girozentrale -, Mainz,
to be included in the official listing at the Frankfurt Stock Exchange (amtliche Notierung)

amount	type of securities	ISIN	interest date + first coupon	start of interest	due date	amounts already listed
EUR 1,000,000,000.--	3.50 % Global Public Sector Pfandbriefe series 607 (2009)	DE000LRP0UA5	May 19 ann. + May 19, 2005	May 19, 2004	May 19, 2009	-,--

Start of trading at the stock exchange for the issue was June 14, 2004.

For the legally non-binding English translation of the wording published please see next page.

The securities were launched according to the approvals of the governing bodies.

The securities were sold by an international syndicate led by Citigroup Global Markets Ltd. Zweigniederlassung Frankfurt, Dresdner Bank Aktiengesellschaft, J.P. Morgan Securities Ltd. as well as Landesbank Rheinland-Pfalz Girozentrale, Barclays Bank PLC Frankfurt Branch, Commerzbank Aktiengesellschaft, Deutsche Bank Aktiengesellschaft, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, Landesbank Baden-Württemberg and UBS Limited.

The securities are represented by a permanent global certificate (the „CBF Global Certificate"), which has been deposited with Clearstream Banking AG, Frankfurt am Main („CBF"). The CBF Global Certificate is issued in bearer form and represents the Pfandbriefe kept in custody for financial institutions that are accountholders of CBF, including such Pfandbriefe which are held through Clearstream International S.A. („CBL") or Euroclear Bank S.A./N.V. as operator of the Euroclear System („Euroclear"), The smallest trading unit is EURO 1,000.00 or a multiple thereof. Definitive certificates representing individual Pfandbriefe will not be issued during the lifetime of these securities, an exchange in such definitive certificates, is therefore excluded. The purchasers acquire co-ownership in the CBF Global Certificate equal to the amount of the Pfandbriefe purchased.

Transfers of Global Public Sector Pfandbriefe between CBF, CBL and Euroclear participants shall be effected in accordance with the procedures established for this purpose.

The securities are admitted for collective deposit („Girosammelverwahrung") and are not subject to early redemption at the option of the holders or at the option of the issuer.

The securities were issued pursuant to the German Act concerning Pfandbriefe and Similar Debt Obligations of Public Law Credit Institutions (Gesetz über die Pfandbriefe und verwandten Schuldverschreibungen öffentlich-rechtlicher Kreditanstalten, the "German Pfandbrief Act"). Payment of principal and interest from the Global Public Sector Pfandbriefe are secured by the securities, loans and other assets listed in the appropriate register maintained by the bank, and if necessary, by the bank´s other assets. In addition the guarantors of the bank are liable („Guarantee Obligation" and „Maintenance Obligation").

The Bank's Guarantors are the Sparkassen- und Giroverband Rheinland-Pfalz (Savings Banks and Giro Association of Rheinland-Pfalz, the "SGV"), WestLB AG and WestLB Beteiligungsholding GmbH, Landesbank Baden-Württemberg and LBBW-Finance-Holding GmbH (the "Guarantors"). The Bank is jointly owned by the Savings Bank Association of Rheinland-Pfalz, WestLB Beteiligungsholding GmbH and LBBW Finance-Holding GmbH (together the "Owners").

The securities are gilt-edged („mündelsicher" according to § 1807 BGB („Bürgerliches Gesetzbuch")) and eligible to serve as insurance reserve.

Interest will be calculated on the actual/actual basis according to ISMA-method 251. Interest payments and other services will be performed by Clearstream Banking AG or by the banks as the custodians of the Pfandbriefholders.

Repayment will take place at maturity in the full principal amount of the Pfandbriefe. Interest is paid until but not including the maturity date, which is also true even if § 193 BGB („Bürgerliches Gesetzbuch") applies. In this case payment will take place on the following business day.

The Pfandbriefe are governed by German law. The place of performance for all obligations resulting from the bank´s securities is Frankfurt am Main. Any action, suit or other legal proceedings ("Proceedings") arising out of or in connection with the Pfandbriefe may be brought in the District Court (*Landgericht*) in Frankfurt am Main, to the extent permitted by law.

The proceeds from the sale of Pfandbriefe serve to refinance municipal loan transactions as well as other lending businesses.

Proceeds from the securities are liable to income tax pursuant to German law. The purchaser should inform himself of the treatment of the proceeds for tax purposes.

All details concerning the Global Public Sector Pfandbriefe (e.g. Global Certificate and details about custody, transfers, payments) can be found in the terms and conditions of the Global Certificate which is available cost-free at the issuer.

The last published annual financial statements (Dec. 31, 2003) can be viewed and obtained at the bank´s headquarters.

The Guarantors guarantee all obligations of the Bank. In addition to the Guarantee Obligation, the Guarantors are responsible for ensuring that the Bank can meet its obligations at all times ("Maintenance

According to the so called Understanding with the European Commission on Maintenance Obligation and Guarantee Obligation dated July 17th, 2001 the Guarantee Obligation will be abolished after a four year transitional period lasting from July 19th, 2001 to July 18th, 2005, and the Maintenance Obligation will be replaced by a "normal commercial relationship" between the Owners and the Bank.

For liabilities created during the four-year transitional period from July 19th, 2001 to July 18th, 2005, the Guarantee Obligation applies (as of July 19th, 2005, due to grandfathering) on condition that its date of maturity does not fall after December 31st, 2015. The Maintenance Obligation applies in these cases until July 18th, 2005.

Liabilities created from July 19th, 2001 whose maturity does not go beyond July 18th, 2005 come completely under the Maintenance Obligation and the Guarantee Obligation.

The Guarantors of the Bank on July 18th, 2005 are responsible for the honouring of all liabilities of the Bank existing at this date. For the liabilities agreed by July 18th, 2001 this applies without time limit; for those agreed afterwards until July 18th, 2005, this applies only if their maturity does not go beyond December 31st, 2015. The Guarantors will immediately honour their obligations from the Guarantee Obligation vis-à-vis the creditors of liabilities agreed until July 18th, 2005 as soon as they have stated, when these liabilities come due, in due manner and in writing that the creditors of these liabilities cannot be satisfied out of the assets of the Bank. The Guarantors are collectively responsible, in their internal relationship according to their shares.

The admission office of the Frankfurt Stock Exchange has admitted the securities described above to be included in the official listing at the Frankfurt Stock Exchange (amtliche Notierung).

Mainz, June 2004

LANDESBANK RHEINLAND-PFALZ
Girozentrale Mainz